                            DART GROUP CORPORATION
                               3300 75TH AVENUE
                           LANDOVER, MARYLAND 20785

                                                                 April 15, 1998

Dear Stockholder:

  We are pleased to report that Dart Group Corporation (the "Company") has entered into a merger agreement with Richfood Holdings, Inc. ("Richfood") and one of its subsidiaries that provides for the acquisition of the Company by Richfood at a price of $160.00 per share in cash. Under the terms of the proposed transaction, a Richfood subsidiary is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $160.00 per share. Following the successful completion of the tender offer, the Richfood subsidiary will be merged into the Company and all shares not purchased by the Richfood subsidiary in the tender offer will be converted into the right to receive $160.00 per share in cash in the merger.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE RICHFOOD TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE RICHFOOD TENDER OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated April 8, 1998, of Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $160.00 per share to be received by Company stockholders (other than Richfood and its affiliates) in the offer and the merger was fair from a financial point of view to such stockholders.

  Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Richfood's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including Wasserstein Perella's opinion, which is attached to the Schedule 14D-9.

  The management and directors of Dart Group Corporation thank you for the support you have given the Company.

                                       Sincerely,

                                       /s/ Richard B. Stone

                                       Richard B. Stone
                                       Chairman of the Board
                                       and Chief Executive Officer

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             DART GROUP CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             DART GROUP CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   237415104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                RICHARD B. STONE
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             DART GROUP CORPORATION
                                3300 75TH AVENUE
                            LANDOVER, MARYLAND 20785
                                 (301) 226-1200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                           DAVID G. POMMERENING, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                          WASHINGTON, D.C. 20004-1109
                                 (202) 383-5300

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Dart Group Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3300 75th Avenue, Landover, Maryland 20785. The title of the class of equity securities to which this Statement relates is common stock, par value $1.00 per share, of the Company (the "Company Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER

  This Statement relates to the tender offer by DGC Acquisition, Inc. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Richfood Holdings, Inc., a Virginia corporation ("Richfood"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 15, 1998 offering to purchase all of the outstanding Shares at a price of $160 per Share, net to the seller in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 9, 1998 (the "Merger Agreement") by and among Richfood, Merger Sub and the Company. The Merger Agreement provides, among other things, that three business days following satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a direct wholly owned subsidiary of Richfood. A copy of the Merger Agreement is filed as Exhibit A to this Statement and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Richfood are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060 and the principal executive offices of Merger Sub are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Richfood or Merger Sub or their respective executive officers, directors or affiliates.

EMPLOYMENT AGREEMENTS

  Richard B. Stone, Chairman of the Board, Chief Executive Officer and a director of the Company, entered into an employment agreement with the Company for a three-year term running from February 12, 1998 to and including February 12, 2001 (the "Stone Employment Agreement"). Pursuant to the Stone Employment Agreement, Mr. Stone was granted options to purchase 30,000 shares of Company Common Stock at a price of $108 per share (the fair market value on the date of grant) which options vest and become exercisable upon a Change of Control (as defined therein, which would include the consummation of the Offer). In addition, upon execution of the Stone Employment Agreement, Mr. Stone was granted 6,000 shares of Company Common Stock, which restricted stock vests upon a Change of Control. The Company has also agreed to loan to Mr. Stone such amounts as are necessary to make any required tax payment as a result of the grant or vesting of such Company Common Stock and, pursuant to such provision, loaned Mr. Stone $341,450 on March 10, 1998. It is expected that such loan will be repaid upon consummation of the Offer or the Merger. Based upon the Offer Consideration of $160 per share, Mr. Stone's options will have an aggregate value of approximately $1,560,000 and Mr. Stone's restricted stock will have an aggregate value of approximately $960,000. Finally, pursuant to the Stone Employment Agreement, Mr. Stone will receive a cash bonus of $700,000 if the Offer and the Merger are consummated as set forth in the Merger Agreement. After Mr. Stone has received the foregoing compensation, the Stone Employment Agreement is terminable at the Company's option without any further payments. A copy of the Stone Employment Agreement is filed as Exhibit B to this Statement and is incorporated herein by reference.

  The Company has also entered into employment agreements with certain executive officers pursuant to which the Company has agreed to pay specified amounts to each executive if such executive is terminated without cause. If one of the following executive officers is terminated without cause, he will be entitled to the amounts indicated (which amounts are subject to yearly increases and are payable in accordance with the Company's normal payroll schedule, except for that of Mr. Flint, which is payable in a lump sum): Mark
A. Flint, Senior Vice President, Chief Financial Officer and Treasurer ($292,800); Elliot R. Arditti, Senior Vice President, Secretary and Corporate Counsel ($190,900); Dennis N. Weiss, Executive Vice President, Real Estate ($275,400); Terrance J. Sharp, Senior Vice President of Human Resources ($240,800); Dale A. Morris, Senior Vice President, Chief Information Officer ($135,000); Ronald T. Rice, Vice President, Controller ($139,400); and Robert
J. Fishbein, Tax Manager ($100,000). In addition, the employment agreements provide that the executive will be entitled to lump-sum payments for accrued vacation and sick time and accrued but unpaid salary. The Company has also entered into a retention agreement with Kenneth M. Sobien, Assistant Treasurer, under which the Company has agreed to make a lump-sum payment to Mr. Sobien of ten-months' base salary and all unused vacation and sick time in the event Mr. Sobien is terminated involuntarily and without cause.

EMPLOYEE OPTIONS

  Pursuant to the terms of the Company's 1992 Stock Option Plan (as amended, the "Stock Option Plan"), certain executive officers and other employees of the Company have been granted Employee Options (as herein defined) to purchase shares of Company Common Stock. The Stock Option Plan and the 1998 amendment thereto are filed as Exhibits C and D to this Statement, respectively, and are incorporated herein by reference. The Stock Option Plan was amended in connection with the Merger Agreement to provide, among other things, that participants in that plan may tender their Employee Options in connection with the Offer in exchange for cash from Merger Sub for each Share that is subject to such holder's Employee Options, equal to the difference between the Offer Price and the per Share exercise price of such holder's Employee Options, which amount may be reduced by any required withholding tax. Employee Option holders who do not participate in the Offer will receive cash from Merger Sub for each Share that is subject to an Employee Option that has not been exercised or tendered as of the Effective Date (as defined in the Merger Agreement), equal to the difference between the Merger Consideration (as defined in the Merger Agreement) per Share payable to the Company stockholders who do not tender their stock in the Offer and the per Share exercise price of such Employee Options, which amount may be reduced by any required withholding tax. The following executive officers hold Employee Options under the Stock Option Plan: Mark A. Flint (2,500 shares at $105.00 per share and 750 shares at $92.00 per share); Terrance J. Sharp (1,750 shares at $105.00 per share, 800 shares at $92.00 per share and 250 shares at $85.75 per share); Elliot R. Arditti (900 shares at $105.00 per share, 750 shares at $92.00 per share, 350 shares at $85.75 per share, 350 shares at $73.00 per share and 350 shares at $81.50 per share); Dennis N. Weiss (1,500 shares at $105.00 per share, 800 shares at $92.00 per share and 268 shares at $85.75 per share); Ronald T. Rice (900 shares at $105.00 per share, 750 shares at $92.00 per share and 300 shares at $85.75 per share); Robert J. Fishbein (250 shares at $105.00 per share, 84 shares at $92.00 per share and 34 shares at $85.75 per share); and Kenneth M. Sobien (300 shares at $105.00 per share, 200 shares at $92.00 per share and 50 shares at $85.75 per share).

DIRECTORS' AND OFFICERS' INDEMNIFICATION

  Section 145 of Delaware General Corporation Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

  In accordance with the DGCL, Article Eighth of the Amended and Restated Certificate of Incorporation of the Company eliminates the personal liability of a director of the Company for monetary damages for certain breaches of fiduciary duty as a director. A copy of such Article Eighth is filed as Exhibit E to this Statement and is incorporated herein by reference. Subject to certain limitations, Article VII of the Amended and Restated

Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of such Article VII is filed as Exhibit F to this Statement and is incorporated herein by reference. In addition, the Company has entered into indemnification agreements with certain of its officers and all of its directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also address certain procedural and substantive matters that are not covered, or are covered in less detail, in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. A copy of the form of such indemnification agreement is filed as Exhibit G to this Statement and is incorporated herein by reference. Finally, under the Merger Agreement, Richfood has agreed to continue to provide, or cause the Company to continue to provide, indemnification of officers and directors as and to the extent set forth in the Merger Agreement.

ARRANGEMENTS WITH RICHFOOD, MERGER SUB OR THEIR AFFILIATES

 The Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following summary have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that Merger Sub will make the Offer. Subject to the Conditions (as defined below) to the Offer and to the Merger Agreement not having been terminated in accordance with its terms, Richfood has agreed to cause Merger Sub to commence an offer to purchase, not later than the fifth business day from the public announcement of the execution of the Merger Agreement, all outstanding shares of Company Common Stock at a price of $160 per share. Merger Sub will accept for payment, and pay for, in accordance with the terms of the Offer, all shares of Company Common Stock, validly tendered and not withdrawn, as soon as practicable after the Offer's expiration date; provided, however, that, Merger Sub may extend the Offer in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Securities Exchange Commission ("SEC"). Even if all Conditions are satisfied, Merger Sub may extend the Offer for up to ten business days after the initial expiration date if fewer than 90% of the Shares outstanding as of such date have been tendered at such date, so long as, in connection with such extension, Merger Sub irrevocably waives certain enumerated conditions to the Offer. Notwithstanding the foregoing, Merger Sub has agreed to extend the Offer from time to time until June 30, 1998 if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all Conditions to the Offer have not been satisfied or waived; provided that Richfood and Merger Sub shall have no obligation to extend the Offer if the Company's failure to fulfill any obligation under the Merger Agreement has been the cause of or has resulted in the failure of any such condition to be satisfied. Subject to the terms of the Merger Agreement, Merger Sub expressly reserves the right to increase the price per share payable in the Offer or to make any other changes in the terms and conditions of the Offer except that Merger Sub cannot waive the Minimum Condition (as defined below). Moreover, without the prior written consent of the Company, Merger Sub will not (i) decrease or change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer,
(iii) extend the expiration date of the Offer (except as required by Law or the applicable rules and regulations of the SEC) or (iv) amend any term of the Offer in any manner adverse to the holders of shares of Company Common Stock; provided, however, that, except as set forth above, Merger Sub may waive any condition to the Offer in its sole discretion.

  Conditions to the Offer. The obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (i) the tender and nonwithdrawal of Shares which constitute a majority of all outstanding shares on a fully diluted basis ("on a fully diluted basis" means, as of any date, the number of Shares outstanding, together with Shares that the Company is or may be required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans, options, warrants or convertible or exchangeable securities, or otherwise) (the "Minimum Condition") and (ii) the satisfaction or waiver of the other conditions to the Offer described below.

  Notwithstanding any other provision of the Offer, Merger Sub is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Merger Sub's obligation to pay for or return Shares promptly after termination or withdrawal of the Offer), to pay for any tendered Shares, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any tendered Shares, unless the following conditions (the Minimum Condition, together with the following conditions, the "Conditions") have been satisfied: (i) any applicable waiting periods under the HSR Act shall have expired or been terminated before the expiration of the Offer and (ii) on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, the Shares, none of the following events have occurred:

    (a) any Governmental Authority has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) materially restricts, prevents or prohibits consummation of the Offer or the Merger or results in the obligation to pay damages as a result of or in connection with the Offer and the Merger in amounts that would have a Material Adverse Effect (as defined herein) on the Company, (ii) prohibits or limits materially the ownership or operation by the Company, Richfood or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or compels the Company, Richfood or any of their subsidiaries to dispose of, or hold separate, all or any material portion of the business or assets of Richfood or any of its subsidiaries, or of the Company and its subsidiaries taken as a whole, (iii) imposes material limitations on the ability of Richfood, Merger Sub or any other subsidiary of Richfood to acquire or hold, or to exercise effectively full rights of ownership of, any Shares, including, without limitation, the right to vote any Shares acquired by Merger Sub pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby or (iv) requires divestitures by Richfood, Merger Sub or any other affiliate of Richfood of any Shares;

    (b) the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect on the Company, shall not be true and accurate as of the date of the Merger Agreement and the date of the consummation of the Offer (except for those representations and warranties that address matters only as of a particular date or only with respect to such period) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect on the Company, (ii) prevent the consummation of the Offer or (iii) have a material adverse effect on the benefits to Richfood of the transactions contemplated by the Merger Agreement;

    (c) (i) the Company shall not have performed, in all material respects, all obligations and complied with all covenants necessary to be performed or complied with by it or (ii) an event shall have occurred relating to a non-wholly owned subsidiary or partnership of the Company that would be prohibited by the covenants set forth in Section 7.1(a) of the Merger Agreement if such subsidiary or partnership had been wholly owned by the Company and which event has a material adverse effect on the benefits to Richfood of the transactions contemplated by the Merger Agreement;

    (d) the Merger Agreement shall have been terminated in accordance with its terms;

    (e) the Board of Directors of the Company shall have (i) withdrawn or materially modified or changed (including by amendment of this Statement on Schedule 14D-9) in a manner adverse to Merger Sub its recommendation of the Offer, the Merger Agreement or the Merger or (ii) the Board of Directors of the Company shall have approved or recommended an Acquisition Proposal (as defined herein);

    (f) other than the filing of the Certificate of Merger with respect to the Merger as provided for by Section 3.3 of the Merger Agreement, all licenses, permits, authorizations, consents, orders, qualifications or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority requisite to consummation of the Merger and the transactions contemplated thereby, shall have been filed, occurred or been obtained, as the case may be, except such of the foregoing as would not have a Material Adverse Effect on the Company;

    (g) it shall have been publicly disclosed or Merger Sub shall have otherwise learned that any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Richfood or its affiliates or any group of which any of them is a member, shall have, after the date of the Merger Agreement, (i) acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 20% of any class or series of capital stock of the Company or shall have been granted an option, right or warrant, conditional or otherwise, to obtain more than 20% of any class or series of capital stock of the Company (including the Shares) or (ii) without the prior consent of Richfood, entered into any binding agreement with the Company with respect to (A) a merger, consolidation or other business combination with, or acquisition of a material portion of the assets of, the Company or (B) a tender or exchange offer for Shares; and

    (h) there shall have occurred (i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any indirect limitation (whether or not mandatory) by a United States Governmental Authority or agency on the extension of credit by banks or other financial institutions or (iv) any decline in the Dow Jones Industrial Average in excess of 25%, measured from the date of the Merger Agreement.

  The foregoing Conditions are for the sole benefit of Merger Sub and its affiliates and, subject to the terms of the Merger Agreement, may be asserted by Merger Sub regardless of the circumstances giving rise to any such Condition or may be waived by Merger Sub in whole or in part, from time to time in its sole discretion. The failure by Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

  For the purposes of the Merger Agreement and as used herein, "Material Adverse Effect" means, with respect to any entity or group of entities, a material adverse effect on the business, operations, assets, liabilities, financial condition or results of operations of such entity or group of entities taken as a whole, other than any change, circumstance or effect (i) relating to the economy or securities markets in general, (ii) relating to the industries in which the Company or Richfood operate and not specifically relating to the Company or Richfood, (iii) set forth or described in the reports filed by the Company with the SEC, (iv) resulting from the execution of the Merger Agreement, the announcement of the Merger Agreement and the transactions contemplated thereby or any change in the value of the Company Common Stock relating to such execution or announcement or (v) in the case of the Company, resulting in diminution in the value after the date of the Merger Agreement of the shares of common stock of Crown Books Corporation held by the Company.

  Recommendation of the Board of Directors. In the Merger Agreement, the Company states that the Board has (i) unanimously determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to elect not to be subject to any state antitakeover law that is or purports to be applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement, (iv) taken all steps necessary to render Section 203 of the DGCL inapplicable to the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger and (v) subject to its fiduciary duties, resolved to recommend that its stockholders accept the Offer and tender all of their Shares pursuant thereto and approve the Merger.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with DGCL, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Richfood. The Merger will become effective (the "Effective Time") by filing with the Secretary of State of the State of Delaware, as soon as practicable on or after the third business day following satisfaction or waiver of the conditions to the Merger (described below under "Conditions to the Merger") (the "Closing Date"), a certificate of merger in accordance with the relevant provisions of the DGCL.

  At the Effective Time, (i) each Share issued and outstanding immediately before the Effective Time (other than Shares described in clause (ii) below) will be converted into the right to receive the Offer Consideration without interest thereon (the "Merger Consideration"), (ii) (a) all shares of Company Common Stock owned by the Company, Richfood, Merger Sub or any other wholly owned subsidiary of Richfood or the Company immediately before the Effective Time will be cancelled and retired and will cease to exist, and no consideration will be delivered or deliverable in exchange therefor and (b) each Share held by any holder who has perfected any dissenters' rights under the DGCL, as applicable (the "Dissenting Shares"), will not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead will represent only the right to receive payment of the appraisal value of such shares of Company Common Stock and
(iii) each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

  The Merger Agreement provides that the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws set forth in Annex II and III to the Merger Agreement, respectively, will be the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Surviving Corporation until amended in accordance with the terms thereof and the DGCL. The Merger Agreement also provides that (i) the directors and officers of Merger Sub immediately before the Effective Time will be the initial directors and officers of the Surviving Corporation and (ii) the initial officers and directors of the Surviving Corporation will hold office from the Effective Time until their respective successors are duly elected or appointed and qualify, or until their earlier death, resignation or removal in the manner provided in the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Surviving Corporation.

  Treatment of Options. In the Merger Agreement, the Company has agreed that after the Effective Time, each holder of (i) a then-outstanding option (collectively, the "Employee Options") to purchase Shares under the Stock Option Plan and the option agreements between the Company and certain of its officers, directors, employees and consultants thereunder or (ii) any other option, warrant or other right to acquire (upon purchase, exchange, conversion or otherwise) shares of Company Common Stock (collectively, the "Other Options" and, together with the Employee Options, the "Options"), will be entitled to receive for each Share subject to such Option, in settlement and cancellation thereof, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option, to the extent such difference is a positive number (such amount being hereafter referred to as the "Option Consideration"). In the alternative, each holder of an Option outstanding at the commencement of the Offer may tender such Option and thereby be entitled to receive for each Share subject to such Option, upon consummation of the Offer, an amount in cash equal to the Option Consideration. Notwithstanding the above, with respect to any person subject to Section 16(a) of the Exchange Act, any such amount will be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. In the Merger Agreement, the Company has represented and warranted to Richfood and Merger Sub that the Stock Option Plan has been amended to the extent necessary to give effect to the foregoing. Upon receipt of the related Option Consideration, each Option will be cancelled. The surrender of an Option to the Company in exchange for the Option Consideration will be deemed a release of any and all rights the holder had or may have had in respect of such Option.

  Directors. The Merger Agreement provides that, promptly upon the purchase by Richfood or any of its subsidiaries (including Merger Sub) of such number of shares of Company Common Stock which represents at least a majority of the outstanding Shares (on a fully diluted basis), Richfood will be entitled to designate such number of directors ("Richfood's Designees"), rounded up to the next whole number, as will give Richfood representation on the Company's Board of Directors equal to the product of the number of directors on the Company's Board of Directors (giving effect to any increase in the number of directors pursuant to this paragraph) multiplied by the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company will, subject to Richfood's having provided the Company with the information regarding Richfood's Designees required pursuant to Section 14(f) of the Exchange Act, promptly satisfy the Board Percentage by (i) increasing the size of the Company's Board of Directors or (ii) securing the resignations of such number of directors as is necessary to enable Richfood's Designees to be elected to the Company's Board of Directors. The Company has agreed to use its best efforts to cause the then-remaining members of the Company's Board of Directors to promptly so elect Richfood's Designees.

  The Merger Agreement also provides that following the election or appointment of Richfood's Designees and before the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Richfood or Merger Sub thereunder will require the concurrence of a majority of directors of the Company then in office who were directors on the date of the Merger Agreement and who voted to approve the Merger Agreement; provided, that if there are no such directors, such actions may be effected by majority vote of the Company's entire Board of Directors; provided, further, that after the approval of the Merger Agreement by the Company's stockholders, no such amendment, termination, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Company's stockholders thereunder without the approval of such stockholders.

  Stockholders' Meeting. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company will (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment of Shares by Merger Sub pursuant to the Offer for the purpose of considering and taking action upon the Merger and the Merger Agreement and (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger and the Merger Agreement, and use its reasonable best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Richfood, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. The Merger Agreement provides further that, subject to the fiduciary duties of the Board of Directors, the Company will include in the Proxy Statement the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the Merger Agreement. Finally, Richfood is obligated under the Merger Agreement to vote, or cause to be voted, all of the Shares owned by it, Merger Sub or any of its other Subsidiaries in favor of the approval of the Merger and the Merger Agreement.

  The Merger Agreement also provides that, in accordance with Section 253 of the DGCL, in the event that Richfood, Merger Sub and any other subsidiary of Richfood shall acquire at least 90% of the outstanding Shares pursuant to the Offer, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of Shares by Merger Sub pursuant to the Offer without a meeting of stockholders of the Company.

  Representations and Warranties. The Merger Agreement contains certain representations and warranties of the parties including representations by the Company as to (i) organization and authority of the Company, (ii) capitalization, (iii) authority relative to the Merger Agreement, (iv) consents and approvals, (v) no violations or defaults, (vi) financial statements and SEC reports, (vii) absence of certain events, (viii) materially adverse litigation, (ix) title to and sufficiency of assets, (x) material contracts, (xi) labor matters, (xii) employee benefit plans, (xiii) tax matters, (xiv) compliance with law, (xv) transactions with affiliates, (xvi) fees and expenses of brokers and others and (xvii) guarantees and absence of undisclosed liabilities.

  Interim Operations of the Company. Except as contemplated by the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and before the Effective Time, the Company and its wholly owned subsidiaries and partnerships will conduct their respective operations according to their ordinary and usual course of business, consistent with past practice, and will use their reasonable best efforts to preserve intact their respective business organizations, to keep available the services of their officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having material business relationships with them. Without limiting the generality of the foregoing, the Company has agreed that, except as otherwise provided in the Merger Agreement, before the Effective Time, neither the Company nor any of its wholly owned subsidiaries or partnerships will, without the prior consent of Richfood:

    (i) amend its Articles or Certificate of Incorporation, bylaws, partnership or joint venture agreements or other organizational documents;

    (ii) authorize for issuance or issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or interests, except as required by the terms of any Company Benefit Plan existing on the date of the Merger Agreement, or any options, warrants, rights or other securities outstanding as of the date of the Merger Agreement and disclosed pursuant to the Merger Agreement;

    (iii) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution or redemption (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of its subsidiaries and partnerships;

    (iv) (A) incur or assume any Funded Debt (as defined below) not currently outstanding, except for borrowings in the ordinary course of business under revolving credit agreements in effect on the date of the Merger Agreement, or permit any modifications or amendments of any agreements related to Funded Debt, (B) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any person (including, without limitation, the obligations of any other subsidiary or partnership of the Company), or permit the renewal or extension of any contract or other obligation that is the subject of a guarantee or similar obligation, other than the endorsement of checks for deposit in the ordinary course of business, (C) make any loans, advances or capital contributions to, or investments in, any other person (including, without limitation, any subsidiary or partnership of the Company), (D) enter into any Contract, or alter, amend, modify or exercise any option under any existing Contract, other than in the ordinary course of business or in connection with the transactions, contemplated by the Merger Agreement, (E) enter into, or alter, amend, modify or exercise any option under, any supply or requirements agreement or (F) authorize any capital expenditures other than capital expenditures pursuant to Contracts entered into before the date of the Merger Agreement, capital expenditures related to necessary maintenance in the ordinary course of business or capital expenditures reflected in Shoppers Food Warehouse Corporation's ("Shoppers") fiscal 1999 capital budget;

    (v) adopt or amend (except as may be required by law or as provided in the Merger Agreement) any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except for normal increase to nonexecutive employees in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

    (vi) acquire, sell, lease or dispose of any material assets outside the ordinary course of business;

    (vii) take any action other than in the ordinary course of business and in a manner consistent with past practice with respect to accounting policies or practices;

    (viii) make any material Tax election or settle or compromise any material federal, state, local or foreign income Tax liability;

    (ix) except for the payment of professional fees, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Company's audited consolidated balance sheet as of January 31, 1997, included in the Company's SEC Reports, or incurred in the ordinary course of business since the date thereof;

    (x) hold any meeting of its stockholders except to the extent required by the request of the stockholders entitled to call a meeting under the Company's Bylaws or the DGCL;

    (xi) take any action that would or is reasonably likely to result in any of the Conditions to the Merger not being satisfied as of the Closing Date; or

    (xii) agree in writing or otherwise to take any of the foregoing actions.

  "Funded Debt" means, without duplication, (i) all indebtedness for borrowed money or which has been incurred in connection with the acquisition of assets, in each case having a final maturity of one or more than one year from the date of origin thereof (or which is renewable or extendible at the option of the obligor for a period or periods more than one year from the date of origin), but excluding all payments in respect thereof that are required to be made within one year from the date of any determination of funded Debt to the extent the obligation to make such payments shall constitute a current liability of the obligor under generally accepted accounting principles ("GAAP"), (ii) all rentals payable under capitalized or synthetic leases and
(iii) all guaranties of Funded Debt of others.

  Actions Regarding the Rights. The Company's Board of Directors has, in accordance with the terms and provisions of the Rights Agreement, (i) determined that the Distribution Date (as defined in the Rights Agreement) that would otherwise occur by virtue of the commencement of the Offer shall be indefinitely postponed and (ii) approved the redemption of the Rights in connection with the Offer and the Merger. The Board has agreed to cause such redemption to occur immediately before Merger Sub's purchase of Shares pursuant to the Offer.

  No Solicitation. In the Merger Agreement, the Company agreed that it will not, directly or indirectly, through any officer, director, employee, agent or otherwise, after the date of the Merger Agreement and before the Effective Time, (i) solicit, initiate, or encourage submission of proposals, offers or expressions of interest from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) a substantial portion of the assets of, or any equity interest in (including by way of a tender offer), any Dart Company or partnership of the Company or any business combination involving any Dart Company (any of the foregoing proposals, offers or expressions of interest being referred to herein as an "Acquisition Proposal") or (ii) participate in any negotiations or discussions regarding, or furnish to any person any nonpublic information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any Acquisition Proposal; provided, however, that the Company may (at any time before the consummation of the Offer) participate in discussions or negotiations with and furnish nonpublic information to any person concerning an Acquisition Proposal submitted in writing to the Company's Board of Directors after the date of the Merger Agreement if (A) such Acquisition Proposal was not solicited, initiated or encouraged in violation of the Merger Agreement and (B) the Company's Board of Directors believes, in its good faith judgment, that such Acquisition Proposal is reasonably likely to result in a proposal which is more favorable, from a financial point of view, to the stockholders of the Company than the proposal set forth in the Merger Agreement (a "Superior Proposal"). Until such time, if any, that Richfood makes its first offer after receipt from the Company of notice that the Company's Board of Directors has determined that an Acquisition Proposal constitutes a Superior Proposal, the Company must notify Richfood of such proposal as promptly as practicable (and in any event within 48 hours) and in such notice must indicate in reasonable detail the identity of the person making the Acquisition Proposal and the terms and conditions of such Acquisition Proposal, and must keep Richfood apprised of all material developments relating to such Acquisition Proposal which could reasonably be expected to culminate in the Company's Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement in a manner adverse to Merger Sub.

  If the Company provides nonpublic information to any person who makes an Acquisition Proposal in accordance with the terms of the Merger Agreement, the Company is obligated to require such person to enter into a confidentiality agreement on terms substantially similar to the Confidentiality Agreement as a condition to and before providing any such information (except as to the standstill provisions thereof, provided that if under the aforementioned circumstances the Company enters into any confidentiality agreement without standstill provisions substantially similar to those contained in the Confidentiality Agreement, Richfood will to the extent of the difference be relieved of compliance with the Confidentiality Agreement's standstill provisions).

  The Company has further agreed that as of the date of the Merger Agreement it will immediately terminate any existing discussions or negotiations with any third parties with respect to any Acquisition Proposal. The Company may waive provisions of any "standstill" agreements between the Company and any party to the extent necessary to permit such party to submit an Acquisition Proposal that the Company's Board of Directors, in its good faith judgment, believes is reasonably likely to result in a Superior Proposal; provided, however, that such waiver (i) does not constitute solicitation, initiation or encouragement of the submission of an Acquisition Proposal that would otherwise contravene the provisions of the Merger Agreement and (ii) would not permit any person to acquire beneficial ownership of Shares or participate in any tender offer or proxy solicitation relating to the Company that would otherwise be prohibited by such "standstill" agreement.

  Shoppers Senior Notes. In the event any of the 9 3/4% Senior Notes due 2004 (the "Senior Notes") issued by Shoppers under the Indenture, dated as of June 26, 1997, between Shoppers, as issuer, and Norwest Bank Minnesota, N.A., as trustee, are tendered to Shoppers by the holders thereof as a result of the transactions contemplated in the Merger Agreement, Richfood will (i) cause Shoppers to comply with its obligations under such indenture and (ii) if necessary, lend to Shoppers all amounts required to repurchase any Senior Notes so tendered.

  Directors' and Officers' Indemnification. For a six-year period after the consummation of the Offer, Richfood will cause the Company and its Subsidiaries to maintain all rights of indemnification (including the rights to advancement of expenses and exculpation from liability) existing in favor of the present and former directors, officers, employees and agents of the Company and its Subsidiaries (the "Indemnified Parties") on terms no less favorable than those provided in the certificates of incorporation and bylaws of such entities on the date of the Merger Agreement with respect to matters occurring before the Effective Time. In addition, Richfood will and will cause the Company and its Subsidiaries (and their successors) to perform all of their respective obligations under certain indemnification agreements. Richfood has acknowledged that all directors, officers or employees of the Company are serving in their capacities at such Subsidiaries at the direction and request of the Company.

  Richfood will also maintain for a six-year period after the consummation of the Offer the policies for directors' and officers' liability insurance existing at the time the Merger Agreement was executed, including coverage with respect to claims arising from facts or events that occurred at or before the consummation of the Offer (provided that Richfood may substitute policies of at least the same coverage containing terms and conditions that are not materially less advantageous), to the extent such insurance is available to Richfood on the market. If such insurance is not so available to Richfood, Richfood will provide such level of insurance as is then provided to directors and officers of Richfood.

  In the event that Richfood or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provisions must be made so that the successors and assigns of Richfood or the Company, as the case may be, honor the indemnification obligations set forth in the Merger Agreement.

  The obligations of the Company and Richfood with respect to the provision of indemnification and directors' and officers' liability insurance to the Indemnified Parties may not be terminated, modified or assigned in such a manner so as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

  Further Assurances. Subject to the terms and conditions of the Merger Agreement, and subject to fiduciary obligations under applicable law as advised by counsel, each of the parties has agreed to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper and advisable under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will take all such necessary action. Richfood and the Company will execute any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

  Conditions to the Merger. Pursuant to Article VIII of the Merger Agreement, the respective obligations of Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective

Time, of the following conditions: (a) if required by DGCL, the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of Shares entitled to vote thereon; (b) no order, decree or injunction shall have been enacted, entered, promulgated or enforced by any United States court of competent jurisdiction or any United States Governmental Authority that prohibits the consummation of the Merger; provided, however, that the parties to the Merger Agreement will use their best efforts to have any such order, decree or injunction vacated or reversed; and (c) any waiting period applicable to the Merger under the HSR Act will have expired or been terminated, all applicable requirements of the Exchange Act will have been satisfied and any applicable filings under state securities, "Blue Sky" or takeover laws will have been made.

  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver at or before the Effective Time, of the following conditions: (a) each of the representations and warranties of Richfood and Merger Sub contained in the Merger Agreement, when read without exception or qualification as to materiality or Material Adverse Effect on the Company, must be true and correct in all material respects when made and at and as of the consummation of the Offer with the same force and effect as if those representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a specified earlier date, in which event such representations and warranties must be true and correct as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Richfood; and (b) Richfood and Merger Sub must, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by them on or before the consummation of the Offer.

  The obligations of Richfood and Merger Sub to consummate the Merger are subject to the satisfaction or waiver at or before the Effective Time of the following conditions: (a) each of the representations and warranties of the Company contained in the Merger Agreement, when read without exception or qualification as to materiality or Material Adverse Effect on the Company must be true and correct in all material respects when made and at and as of the consummation of the Offer with the same force and effect as if those representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a specified earlier date, in which event such representations and warranties must be true and correct as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (b) the Company must, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by it on or before the consummation of the Offer.

  Termination. Pursuant to Section 9.1 of the Merger Agreement, the Merger Agreement may be terminated and the Merger may be abandoned at any time (notwithstanding the approval of the Merger by the respective stockholders of the Company and Merger Sub) before the Effective Time: (a) by mutual written consent of the Company and Richfood; (b) by the Company or Richfood, if either
(x) the Offer has not been consummated as of June 30, 1998 or (y) the Effective Time has not occurred on or before December 31, 1998 (provided, that the right to terminate the Merger Agreement under this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or has resulted in the failure of the consummating of the Offer or the Effective Time to occur on or before the applicable date set forth above); (c) by the Company if there has been a material breach by Richfood of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach has not been cured within twenty business days following notice to Richfood of such breach; (d) by Richfood if (i) subject to the Company's right to cure within 20 business days of notice, the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect on the Company, are not true and accurate as of the date of the Merger Agreement and the date of the consummation of the Offer (except for those representations and warranties that address matters only as of a particular date or only with respect to such period) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (A) have a Material Adverse Effect on the Company, (B) prevent the consummation of the Offer or (C) have a material adverse effect on the benefits to Richfood of the transactions contemplated by the Merger Agreement, (ii) subject to the Company's right to cure within 20 business days of notice, (A) the Company has not performed, in all material respects, all obligations and complied with all covenants necessary to be performed or complied with by it or (B) an event shall have occurred relating to a non-wholly owned subsidiary or partnership of the Company that would be prohibited by the covenants set forth in Section 7.1(a) of the Merger Agreement if such subsidiary or partnership had been wholly owned by the Company and which event has a material adverse effect on the benefits to Richfood of the transactions contemplated by the Merger Agreement, or (iii) the Company's Board of Directors should fail to recommend to its stockholders approval of the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, or such recommendation has been made and subsequently withdrawn, modified or amended in any manner adverse to Richfood;
(e) by the Company if, before the Effective Time, a Superior Proposal has been made; provided, that (i) if a component of such Superior Proposal is cash consideration, then the party making such Superior Proposal has cash on hand or financing in place to provide such cash consideration, which financing is committed and/or underwritten substantially to the same extent as Richfood's financing was on the date the Merger Agreement was executed, (ii) the Company's Board of Directors intends to enter into a definitive agreement relating to such Superior Proposal immediately following the termination of the Merger Agreement, and (iii) Richfood does not make, within two business days of receiving the first notice from the Company specifying that the Company's Board of Directors has determined that an Acquisition Proposal constitutes a Superior Proposal giving rise to a potential right of termination, an offer that the Company's Board of Directors believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to the Company's stockholders than such Superior Proposal; or (f) by the Company or Richfood, if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and nonappealable.

  Effect of Termination; Termination Fee. In the event of the termination of the Merger Agreement, in accordance with its terms, the Merger Agreement will forthwith become void and have no effect, without any liability on the part of any party thereto or its directors, officers or stockholders, other than the provisions of the Merger Agreement relating to the Confidentiality Agreement, the effect of termination and the Termination Fee (as defined herein) and the provisions of Article X thereof.

  In the Merger Agreement, the Company has agreed to pay Richfood $6.0 million plus actual out-of-pocket expenses incurred by Richfood or on its behalf in connection with the transactions contemplated in the Merger Agreement (such amount of expenses not to exceed $500,000) (the "Termination Fee") if: (a) the Merger Agreement is terminated by Richfood because the purchase of Shares pursuant to the Offer has not been consummated on or before June 30, 1998 and the failure of the consummation of the Offer is caused by or is attributable to the failure of the conditions to the Offer set forth in clauses (b), (c),
(e) or (g)(2) of Annex I to the Merger Agreement to be satisfied, (b) the Merger Agreement is terminated by Richfood if (i) any of the events described in clauses (b) or (c) of Annex I to the Merger Agreement has occurred, which event has not been cured by the Company within 20 business days following notice to the Company of such event or (ii) the Company's Board of Directors has failed to recommend to its stockholders approval of the transactions contemplated by the Merger Agreement or such recommendation has been made and subsequently withdrawn, modified or amended in any manner adverse to Richfood, or (c) the Merger Agreement is terminated by the Company pursuant to the provisions described in clause (e) under "Termination" above. The foregoing provisions are the sole remedy of the parties to the Merger Agreement in the event of any termination of the Merger Agreement; provided, however, that the foregoing does not relieve any party from liability for any material breach of the Merger Agreement.

  Amendment. The Merger Agreement may be amended by action taken by the parties thereto at any time before or after approval of the Merger by the Company's stockholders (if stockholder approval of the Merger is required by applicable law) but, after any such approval, no amendment will be made that would have any of the effects specified in DGCL Section 251(d) without the approval of the Company's stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the Company, Richfood and Merger Sub.

 Confidentiality Agreement

  The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of February 3, 1998, between Richfood and the Company (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is filed herewith as Exhibit H and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Richfood agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the

                                     13--1

  Fees and Expenses. The Merger Agreement provides that each party will bear its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated.

 Confidentiality Agreement

  The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of February 3, 1998, between Richfood and the Company (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is filed herewith as Exhibit H and is incorporated herein by reference.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Richfood agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction involving the Company and Richfood. Richfood has agreed in the Confidentiality Agreement that for a period of two years from the date thereof, unless specifically permitted in writing in advance by the Company, neither it nor its affiliates will, among other things, directly or indirectly, (i) acquire or offer to acquire ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any assets or business of the Company (other than in the ordinary course of Richfood's business as wholesale supplier to Shoppers) or of any voting or other securities or rights or options to acquire such ownership, (ii) make or participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or (iii) seek to influence or control the management or policies of the Company or any of its affiliates (other than in the ordinary course of Richfood's business as wholesale supplier to Shoppers). Richfood further agreed that, for a period of one year from the date of the Confidentiality Agreement, it will not solicit for hire any of the employees of the Company with whom Richfood has had contact during the period of its investigation of the Company or who became known to Richfood in the course of its consideration of a possible transaction with the Company.

 Supply Arrangements with Richfood

  Since June 3, 1991, Shoppers and Richfood (and a corporate predecessor, Super Rite Foods, Inc.) have had a contract by which Richfood supplied a substantial portion of the grocery products purchased for resale by Shoppers. The initial contract ran from June 1991 to June 1995. The supply contract was twice extended for one-year renewal terms. Since the last renewal term ended in 1997, the parties have continued to operate under the terms of the original June 3, 1991 contract although the contract is no longer in effect.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors

  The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY. This recommendation is based in part upon an opinion of Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), dated as of April 8, 1998, to the effect that, as of such date, the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of the review undertaken by Wasserstein Perella in rendering its opinion. The full text of the Fairness Opinion is attached as Exhibit I to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the Fairness Opinion in its entirety.

  (b) Background; Reasons for the Recommendation of the Company's Board of Directors

 Background

  In March 1997, following the purchase by the Company of the 50% of Shoppers that it did not previously own from the Herman family, the Company explored the possibility of selling Shoppers and contacted several prospective buyers including Richfood. Ultimately, the Company concluded that it was not in its best interests to sell Shoppers at that time because of the price levels proposed and tax inefficiencies in the proposed structures.

  In early December 1997, Mr. Stone, who was then Acting Chief Executive Officer of the Company, was contacted by Mr. John E. Stokely, President and Chief Executive Officer of Richfood, who requested a meeting. On December 17, 1997, Mr. Stone and Mr. William White, President of Shoppers, met with Mr. Stokely to discuss the possibility of a business combination involving Richfood and the Company. This meeting was followed by several telephone conversations in December 1997 and January 1998. No firm proposals resulted from these discussions.

  On February 5, 1998, the Company consummated a settlement of disputes which had been the subject of nearly five years of litigation involving the Hafts, its founding family. These disputes had impacted the basic corporate governance structure of the Company. In connection with the closing of the settlement agreements, substantially all litigation involving the Company, its subsidiaries and any Haft family members was dismissed with prejudice. Following the consummation of the settlements with the Hafts, the Company established a corporate governance structure more typical of public companies that do not have controlling stockholders.

  As a result of the discussions between Mr. Stokely and Mr. Stone in January 1998, the Company and Richfood entered into the Confidentiality Agreement on February 3, 1998. Because the Company was still completing the final transactions connected to the Haft settlements and was in the process of completing changes to its corporate governance structure, the Company did not pursue discussions about terms of a potential agreement and no formal diligence review process was begun at that time.

  In early February, the Company received a written indication of interest from a group of investors (the "first potential bidder") for the purchase of Shoppers for $360 million in cash. This indication of interest was reported in The Washington Post on February 12, 1998. The letter did not indicate any source of financing and was contingent upon a diligence review. The letter also did not address how various intercompany liabilities would be handled.

  On February 12, 1998, Mr. Stone received a letter from Mr. Stokely stating that Richfood continued to be interested in acquiring Shoppers at a value superior to that attributed in The Washington Post to the first potential bidder. Again, the Company postponed a formal response until it had finalized its corporate governance structure and the Board of Directors made a determination whether to explore possible extraordinary business transactions involving the Company or its businesses.

  On February 10 and 12, the Company's Board met to resolve a number of issues that remained after the conclusion of the Haft family litigation and the closing of the settlement agreements. At the meeting on February 12, the Company's Board unanimously resolved to repurchase all of the Company's voting stock, which was held in a voting trust for the benefit of Ronald S. Haft. At the same time it repurchased all of the Company's voting stock, the Board resolved to amend and restate the Company's Certificate of Incorporation to eliminate the two-tiered common stock capitalization (in which substantially all of the Company's voting common stock had been held by the Haft family) and to provide voting rights for the Company's public stockholders. At that time, the Board determined to retain a financial advisor and explore the possibility of engaging in a sale of the Company or other transaction to maximize stockholder value.

  On March 2, 1998, Mr. Stokely and Mr. John C. Belknap, Executive Vice President and Chief Financial Officer of Richfood, visited Mr. Stone and Mr. Harry M. Linowes, a Director of the Company, at the Company's headquarters to discuss a possible business combination between Richfood and the Company. No agreements were reached at this meeting.

  On March 4, 1998, the Company retained Wasserstein Perella to be its financial advisor in connection with possible transactions to maximize stockholder value and issued a press release to that effect. Thereafter, Wasserstein Perella contacted approximately 15 potential strategic buyers to inquire whether they had any interest in acquiring all or any part of the Company. On March 9, 1998, a team of representatives of Richfood began an intensive due diligence review of the Company's books and records. In addition, representatives of Richfood conducted extensive interviews of management of the Company and each of its significant subsidiaries.

  In March 1998, the Company entered into confidentiality agreements with other parties, including the first potential bidder and another interested party (the "second potential bidder"). Representatives of the first potential bidder began diligence on March 23, which diligence process continued until early April. Representatives of the second potential bidder began diligence on March 27, conducted interviews on March 30, and continued diligence into early April.

  Mr. Stokely and Mr. Belknap presented a formal offer to Mr. Stone, Mr. Howard M. Metzenbaum and others on March 23, 1998 that contemplated a stock-for-stock merger pursuant to which Richfood would acquire the Company at an indicated value of $147 per share. The Company informed Richfood that it would consider the proposal but that it was not, at that time, in a position to recommend or accept the proposal.

  On March 30, 1998, the Board held a meeting at which Wasserstein Perella made a formal presentation analyzing the offer from Richfood and indications of interest from the other potential bidders and providing a preliminary indication of a range of values of the Company and its constituent parts. After considering the advantages and disadvantages of a stock-for-stock and a cash-for-stock transaction, the Board directed Wasserstein Perella to explore the possibility of a cash transaction with potential bidders in order to determine whether a more favorable proposal could be obtained on that basis.

  On April 3, 1998, the Board met to discuss the status of the proposal made by Richfood and the indications of interest received from the other potential bidders. After discussing these matters with its financial and legal advisors, the Board directed Wasserstein Perella to advise Richfood that the consideration offered in the stock-for-stock proposal was inadequate and that Richfood submit its last and best offer which need not be in the form of stock. After discussions between Wasserstein Perella and Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to Richfood ("DLJ"), on April 3, 1998, Richfood indicated its willingness to pay $157 per share in a cash transaction. Wasserstein Perella informed the Board that Richfood had increased its offer to $157 per share and the Board directed Wasserstein Perella to seek a further increase in the price. After further discussions between Wasserstein Perella and DLJ, Richfood expressed a willingness to increase its offer to $160 per share in cash if definitive documentation could be executed promptly.

  Thereafter, Wasserstein Perella continued its discussions with representatives of the other potential bidders and advised them to conclude their diligence efforts on an accelerated basis. On April 3, 1998, the Company's counsel sent a proposed agreement to Richfood and each of the other potential bidders. Wasserstein Perella indicated to the other potential bidders that it would be to their advantage to deliver a formal written offer by 9:00 a.m. on Monday, April 6, 1998 and that a Board meeting was scheduled to be held later that day.

  However, neither of the other potential bidders made a noncontingent proposal to the Board that day, and the Board meeting was postponed. Although both other potential bidders submitted indications of interest to the Board and the second potential bidder indicated interest in acquiring the Company in a cash transaction at $160 per share, neither bidder submitted a definitive offer at any time to the Board. In addition, the Board took into account that neither of the other potential bidders indicated a willingness to acquire the Company at a cash price higher than that of Richfood and that both indications of interest were highly contingent on some combination of more due diligence, financing sources and/or expectations about the price such potential bidder could receive on the sale of certain of the Company's assets.

  From April 5, 1998 through April 8, 1998, the Company engaged in extensive negotiations with Richfood concerning the terms of a definitive merger agreement under which Richfood would acquire the Company for cash. The contractual terms negotiated with Richfood during this period included, among others, the terms of the Offer, the representations and warranties to be made by the Company, the conditions to Merger Sub's obligations to consummate the Offer and the Merger, a standard termination fee, the instances in which the termination fee would be payable and procedures for responding to a superior proposal.

  The terms of the Merger Agreement were reviewed by the Board at a meeting held on April 8, 1998, and certain terms of the Merger Agreement were further negotiated at the direction of the Board. At the meeting, Wasserstein Perella made its formal presentation to the Board as to the fairness of the proposed merger, indicating its view that as of such date, the $160 per share cash consideration to be received by the stockholders in the Offer and the Merger was fair from a financial point of view. Wasserstein Perella indicated that it was prepared to present a formal written fairness opinion and subsequently delivered such opinion dated April 8, 1998.

  At the meeting, the Board also reviewed the indications of interest received from the other potential bidders and concluded that both of the indications of interest were highly conditional and not sufficiently likely to result in an unconditional superior proposal as to merit delay in reaching an agreement with Richfood and the possibility of not reaching an agreement at all.

  On the night of April 8, 1998, following further negotiation of the Merger Agreement, the Board reconvened by telephone and approved the Merger Agreement and the transactions contemplated thereby.

  On April 9, 1998, the Company and Richfood executed and delivered the Merger Agreement, and the Company and Richfood each issued a press release announcing the execution of the Merger Agreement before the opening of the New York Stock Exchange. A copy of the press release issued by the Company is filed as Exhibit J.

 Reasons for the Recommendation of the Company's Board of Directors

  In light of the Board of Directors' review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (1) the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Richfood and Merger Sub to terminate the Offer or the Merger Agreement and the provision for payment of all cash with no financing condition;

    (2) the financial condition, results of operations, cash flows and prospects of the Company;

    (3) the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including competitive risks;

    (4) the extensive arms-length negotiations between the Company and Richfood that resulted in the $160 per Share price;

    (5) the history of the Company's discussions with other parties, including, without limitation, (i) the opportunity provided to other parties to submit proposals to the Company and (ii) that proposals made by other parties were more conditional or had greater uncertainty than the Offer and the Merger;

    (6) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

    (7) the current status of the industries in which the Company competes and the financial resources available to the Company's competitors;

    (8) the recent trading price of the Shares and that the $160 per Share to be paid in the Offer and as the consideration in the Merger represents (x) a premium of approximately 14.3% over the $140.00 closing sale price for the Shares on the NASDAQ on April 8, 1998, the last trading day before the public announcement of the execution of the Merger Agreement, and (y) a premium of approximately 48.1% over the $108.00 closing sale price for the Shares on the NASDAQ on February 11, 1998, the day before public disclosure was made that a group had made a proposal to acquire Shoppers, the Company's principal asset;

    (9) that in view of the efforts of the Company and Wasserstein Perella to find strategic partners and potential acquirors, and the public announcement with respect thereto, as well as the notice to each potential bidder of the need to make their best proposal by April 6, 1998, no definitive unconditional offer had been made and the likelihood that an unconditional superior offer would ultimately be made was insufficient to justify the risk of delay in proceeding with the favorable transaction with Richfood;

    (10) the financial presentations of Wasserstein Perella made on March 30, 1998 and April 8, 1998 and the oral opinion of Wasserstein Perella delivered to the Company Board at the April 8, 1998 Company Board meeting (subsequently confirmed in writing as of such date) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $160 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Wasserstein Perella's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger to holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

    (11) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's stockholders;


    (12) the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal; upon such termination, the Company must pay Richfood a fee of $6 million, plus up to $500,000 of expenses (representing approximately 3.0% of the total value of the consideration to be paid to stockholders and Option holders in the Offer and the Merger with respect to outstanding Shares on a fully diluted basis);

    (13) the business reputation of Richfood and its management, and Richfood's financial strength, including its ability to finance the Offer; and

    (14) the likelihood of continued consolidation in the industries in which the Company competes and the possibility that changes in those industries, depending on their nature, could be disadvantageous to the Company.

  The Company's Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

  The Company's Board of Directors recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Company was reflected in the Offer Consideration of $160 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to the terms of the engagement letter dated March 4, 1998 (the "Wasserstein Engagement Letter"), the Company has retained Wasserstein Perella as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company and/or its subsidiaries.

  The Company agreed in the Wasserstein Engagement Letter that it will pay Wasserstein Perella a transaction fee, based on a formula set forth therein, which will result in a cash payment to Wasserstein Perella of approximately three million dollars payable in pro rata installments upon consummation of the Offer and the Merger. Whether or not any transaction is proposed or consummated, the Company has agreed to reimburse Wasserstein Perella for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses. In a separate indemnification agreement, which the Wasserstein Engagement Letter incorporates by reference, the Company agreed to indemnify Wasserstein Perella against certain liabilities arising out of Wasserstein Perella's engagement. In the ordinary course of business, Wasserstein Perella and its affiliates may from time to time make a market in, have a long or short position in, buy and sell and otherwise effect transactions for their own account or for the account of customers in securities of the Company and other entities that are or may be subject to the engagement contemplated by the Wasserstein Engagement Letter.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that the Company issued 18,400 shares of Company Common Stock to several former employees of the Company pursuant to options held by such former employees under a 1983 stock option plan, and that Mr. Stone was granted the restricted stock and options described in Item 3(b) (the provisions of which are incorporated herein by reference) and elsewhere herein. On February 17, 1998, the Company repurchased all of its Class A Common Stock and Class B Common Stock held in a voting trust for the benefit of Ronald Haft, and filed its Amended and Restated Certificate of Incorporation in the Secretary of State's office in Delaware resulting in the reclassification of the Class A Common Stock and Class B Common Stock into a single class of common stock with one vote per share.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Not applicable.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

   Exhibit A Agreement and Plan of Merger dated as of April 9, 1998 by and among Richfood, Merger Sub and the Company
   Exhibit B Employment Agreement by and between the Company and Richard B.
             Stone dated as of February 12, 1998
   Exhibit C Dart Group Corporation 1992 Stock Option Plan
   Exhibit D 1998 Amendment to Dart Group Corporation 1992 Stock Option Plan
   Exhibit E Article Eighth of the Amended and Restated Certificate of
             Incorporation of the Company
   Exhibit F Article VII of the Amended and Restated Bylaws of the Company
   Exhibit G Form of Indemnification Agreement
   Exhibit H Confidentiality Agreement dated as of February 3, 1998 between
             Richfood and the Company
   Exhibit I Opinion of Wasserstein Perella & Co., Inc. dated April 8, 1998
   Exhibit J Press Release of the Company dated April 9, 1998

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          Dart Group Corporation

                                                   /s/ Richard B. Stone
                                          By: _________________________________
                                            Name:  Richard B. Stone
                                            Title:   Chairman of the Board
                                                    andChief Executive Officer